EQ ADVISORS TRUST

1290 Avenue of the Americas

New York, New York 10104

October 21, 2008

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	EQ Advisors Trust

Post Effective Amendments - Application for Withdrawal

File Nos. 333-17217 and 811-07953

CIK No.: 0001027263

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “1933 Act”), EQ Advisors Trust (the “Registrant”) hereby requests that Post-Effective Amendment No. 61 under the 1933 Act (No. 64 under the Investment Company Act of 1940 (the “1940 Act”)) to the Registration Statement on Form N-1A, which was filed as EDGAR submission type 485APOS with the U.S. Securities and Exchange Commission on October 8, 2008 (Accession No. 0001193125-08-207947) to register shares of a new series, the EQ/U.S. Treasury Money Market Portfolio (“PEA 61”), be withdrawn.

The Registrant is requesting that PEA 61 be withdrawn as it has decided to revise the investment policies of the new series and to file a new post-effective amendment to reflect such revisions. No securities have been sold in connection with PEA 61.

If you have any questions concerning the foregoing, please do not hesitate to contact me at (212) 314-5280 or Mark C. Amorosi of K&L Gates, counsel to the Trust, at (202) 778-9351.

Sincerely,

/s/ William MacGregor
Vice President & Assistant Secretary
EQ Advisors Trust

cc:	Sonny Oh, Esq
Division of Investment Management

Mark C. Amorosi, Esq.
K&L Gates, LLP

Patricia Louie, Esq.